Launch Update: Ernie Barnes Pool Hall Painting

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Masterworks <notification@masterworks.com>
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Dear Sam,

Sending over early access to our brand new offering featuring Ernie Barnes. (The pro-footballer turned artist has been collected by Eddie Murphy + Alicia Keys.)

Our last Barnes offering sold out in just a few hours, so we wanted to make sure you got this painting on your radar. Here's a brief overview:

- **High Record Price:** In '22, Barnes' painting *Sugar Shack* sold at auction for $15.3 million, with fees. Although an anomaly within his oeuvre, this notoriety brought his name to the auction sector main stage.
- **Sustained Momentum:** Following the sale of *Sugar Shack*, Barnes has seen sustained auction market interest, totaling $7.8M ('23) and $2.7M ('24) in turnover.
- **Past Exit:** In December '23, we sold a different Barnes painting, delivering 20.3% total net returns after just 76 days held. *Past performance not indicative of future returns.*
- **Important Subject:** This painting features a pool hall scene, an important recurring subject for Barnes. A similar work sold for $770k in '22—this one is available for $361k now.
- **High Similar Sales Growth:** Similar paintings have appreciated at an annual rate of 19.9%. ('08–'25)

Don't miss out on the auction phenom Ernie Barnes. Invest now or view the offering circular below for the full list of similar sales.



Similar Painting
Life After Sundown (1979)
36 x 48 in
Sale Price
$770,470



Available Now
Blessings in the Hall (1972)
30 x 40 in
Offering Size
$361,000

Thanks,

The Masterworks Team

—

MASTERWORKS

www.masterworks.com

1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.
Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Previous Masterworks exit featuring artwork by Ernie Barnes (Masterworks 322) not included in set of similar sales to live offering. Masterworks has offered investments in over 400 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Any comparative images are not currently live offerings and are provided for educational purposes only. We endeavor to include all relevant works and transactions in our analyses, but no definitive object-oriented database with all auction sales is known to Masterworks, and therefore, despite our best efforts the data may be incomplete or inaccurate.

Celebrities referenced are not investors in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.